

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2022

Brett Jackson
Chief Executive Officer
Cyren Ltd.
1430 Spring Hill Road, Suite 330
McLean, VA 22102

      Re: Cyren Ltd.
          Registration Statement on Form S-3
          Filed February 23, 2022
          File No. 333-262926

Dear Mr. Jackson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Cover Page

1.   Your disclosure states that you may identify additional selling stockholders in a prospectus supplement. It appears you are relying on Rule 430B(b)(2) of Regulation C to omit the names of additional selling stockholders from the registration statement. Please tell us how you concluded you satisfy the conditions set forth in Rule 430B(b)(2)(i)-(iii), or revise your disclosure and confirm that all selling stockholders are identified.

Incorporation by Reference, page 6

2.   Please add the Form 8-K filed on February 14, 2022 to the list of documents incorporated by reference. Refer to Item 12 of Form S-3.

General

3.   Please update the financial statements and related disclosures provided in the registration statement as required by Rule 8-08 of Regulation S-X.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Josh Shainess, Legal Branch Chief, at (202) 551-7951, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Eric Blanchard